Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International sues former directors, Andrew Y. Yan, Gordon Xiaogang Wang and Jing Wang for misconduct and USD43m in damages

SHANGHAI, China, April 19, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”): Acorn stated today that the Company continues to focus on enhancing corporate governance standards as it pursues damages claims against former directors Andrew Y. Yan, Gordon Xiaogang Wang, and Jing Wang for misconduct by suing them in court.

Claims against Former Directors for Misconduct

The Company is seeking to hold former directors of the Company accountable for their actions, and to ensure that high standards of corporate governance are maintained going forward.

Litigation proceedings (the "Claim") have been commenced against three former directors of the Company, Andrew Y. Yan, Gordon Xiaogang Wang, and Jing Wang (the “Defendants”), and service of the Claim has been effected on all three Defendants.  All three Defendants have now acknowledged service of the Claim and must file and serve their defences by 21 April 2017.

As previously disclosed on December 1, 2016, and in the Company’s February 14, 2016 6-k filing, the Company filed the Claim in the Grand Court of the Cayman Islands, (the "Cayman Court"), against the Defendants. The Claim arises out of the previously disclosed dispute between two groups of the Company's shareholders and actions taken by the Defendants while serving as directors. Among other things, the dispute involved (i) the removal in August 2014 of Mr. Robert W. Roche from his role as executive chairman by the then board of directors (at the time comprised of Mr. Robert W. Roche, Mr. William Liang, the Defendants, and others), and, as a result, Mr. Roche being precluded from involvement in the Company's day-to-day operations and management; (ii) efforts by Mr. Roche (which were rejected by the then board of directors) to call an extraordinary general meeting of shareholders, ("EGM"), for the purpose of removing certain of the Company's then directors; (iii) a petition filed  in the Cayman Islands in September 2014 by Acorn Composite Corporation (a company wholly owned by Mr. Roche), seeking a winding up of the Company (or other remedies); (iv) a cross-petition filed by shareholders of the Company (the "Minority Shareholders"), including SB Asia Investment Fund II LP (a company ultimately controlled by Andrew Y. Yan) and supported by the Defendants, also seeking a winding up of the Company (or other remedies); and (v) four new directors being elected in December 2014 at the Company's annual general meeting, over Mr Roche's objection.

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In March 2015, the Cayman Court found in favor of Acorn Composite Corporation, and made an order dismissing the Minority Shareholders' cross-petition, and, in lieu of making a winding-up order, granting Acorn Composite Corporation certain of the alternative remedies it sought. The order of the Cayman Court directed the Company to call an EGM for the purpose of considering the following resolutions: (i) to remove four then current directors from the board; (ii) to elect to the board of directors three new individuals nominated by Mr. Roche; (iii) to amend the Company's articles of association to allow shareholders who together hold not less than 30% of the Company's issued shares to convene an EGM; and (iv) preventing the Company from pursuing a proposal which would have diluted the shareholdings of its existing members. The EGM was held on May 4, 2015, and each of the resolutions passed. Following the EGM, the newly constituted board elected Mr Roche as the Company's executive chairman and chief executive officer.

The Cayman Court also found (among other things) that the Defendants had “acted in bad faith and exercised their powers, both in connection with Mr. Roche’s removal from office and in connection with the AGM [Annual General Meeting] and the related refusal to convene an EGM, for an improper purpose.” In addition, the Cayman Court required the Minority Shareholders to pay Acorn Composite Corporation's expenses in connection with the cross-petition. The Cayman Court indicated that "Mr Andy Yan has in fact played an important role in the events giving rise to the presentation of [Acorn Composite Corporation's] petition, but he attempted to distance himself from certain important decisions" and expressed the view that "his evidence to the Court was carefully tailored to meet the needs of the Minority Shareholders' case and was not always truthful."

The Claim alleges that the Defendants breached their fiduciary duties and are responsible for alleged misconduct in and/or mismanagement of Acorn's business resulting from, in addition to other actions outlined in the Claim, the wrongful removal of Mr. Roche as the Company's chief executive officer, exposing the Company to breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. The relief sought by the Company consists of (i) initial monetary damage claims comprised of US dollar denominated damages of approximately US$26,326,389.76, and Renminbi denominated damages of approximately RMB 120,045,222, (ii) costs and (iii) such further or other relief as the Cayman Court considers just.

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About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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